VEON appoints PwC as 2023 auditors, provides updates on reporting timelines Amsterdam, Netherlands, 14 March 2024, 17:00 CET: VEON Ltd. (Nasdaq: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services (the “Company”), announces that it has now appointed PricewaterhouseCoopers Accountants N.V. for the audit of the Group’s consolidated financial statements for the year ended December 31, 2023 in accordance with International Standards on Auditing (the “ISA Audit”). The Company also announces that it expects to be delayed in reporting its audited consolidated financial statements for the year ended December 31, 2023 under PCAOB auditing standards and ISA (the “2023 PCAOB Audit,” and together with the 2023 ISA Audit, the “2023 Audit”), filing its annual report on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”) and filing its annual report with the Dutch Authority for the Financial Markets (“AFM”) in connection with its Euronext listing. The delays arise from the difficulties that the Company has faced in identifying a suitable auditor due to the material changes in the Group’s portfolio of assets. For the 2023 PCAOB Audit in particular, the Company is required to identify an auditor who meets the principal auditor requirements under the PCAOB auditing standards and is a PCAOB-registered auditor in order to either perform (or assume responsibility for) the audit work in the countries where it had major assets or revenue in 2023, or alternatively divide responsibility with other auditors who are PCAOB-registered. A suitable auditor that is qualified to provide these services in the countries where VEON operates has not yet been identified. As a result of the anticipated delays in its filings, the Company expects that it will not be in compliance with its listing requirements once the applicable deadlines have passed, and will focus on regaining compliance as soon as practicable. VEON also expects to be delayed in delivering the audited consolidated financial statements of its subsidiary, VEON Holdings BV, to the holders of the outstanding notes of VEON Holdings BV (the “VEON Holdings Notes”) and its revolving credit facility (the “RCF”) creditors, as well as in the delivery of the Company’s 2023 audited financials to the RCF creditors. The Company will seek consents from its RCF creditors and the holders of the VEON Holdings Notes for the delayed delivery of the audited financial statements. The Company will provide further updates in the future on its progress and the status of the matters mentioned herein. As previously announced, VEON will release its unaudited selected financial and operating results for the fourth quarter and the twelve months ended December 31, 2023 on March 21, 2024.

Important Notice Elements of this press release contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on Nasdaq and Euronext. For more information visit: https://www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s efforts to deliver its audited consolidated financial statements, maintain its current listings and seek consents from its RCF creditors and holders of the VEON Holdings Notes for the delayed delivery of audited financial statements. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. The Company cautions that its forward-looking statements are based on its current expectations and assumptions, which are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, but are not limited to, the risk that the Company may not be able complete the 2023 Audit within a reasonable timeframe, the risk that the Company may face legal or regulatory actions, penalties, or sanctions as a result of the delay in its 2023 Audit (including delisting if the Company is not able to agree a plan to regain compliance with its reporting obligations or does not regain compliance within the time period required by Nasdaq), risks associated with obtaining the relevant consents from its creditors and noteholders, the risk that the Company may lose the confidence or support of its customers, suppliers, employees, or investors as a result of the delay in its 2023 Audit, and other risks and uncertainties described in the Company's filings with the SEC, including its most recent annual report on Form 20-F. Contact Information: Hande Asik Group Director of Communication pr@veon.com

Faisal Ghori Group Director of Investor Relations ir@veon.com